UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 535919401

1.	Name of Reporting Person Discovery, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500.000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500.000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500.000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) 3.00% (2)
14.	Type of Reporting Person CO

(1).	See the last paragraph of Item 5 below.
(2).

All percentages are based on 83,206,602 Class A Voting Shares outstanding as of November 1, 2021, based on information contained in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2021.

CUSIP NO. 535919401

1.	Name of Reporting Person Discovery Lightning Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,500.000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,500.000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500.000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) 3.00% (2)
14.	Type of Reporting Person CO

(1).	See the last paragraph of Item 5 below.
(2).	All percentages are based on 83,206,602 Class A Voting Shares outstanding as of November 1, 2021, based on information contained in the Issuer’s Form 10-Q, as filed with the SEC on November 4, 2021.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by Discovery, Inc. (“DCI”) and Discovery Lightning Investments Ltd. (“DLI”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to amend and supplement the Schedule 13D (the “Schedule”) filed by the original Reporting Persons on November 20, 2015, as amended by Amendment No. 1, filed on July 1, 2016, relating to the Common Shares, no par value, of the Issuer (the “Common Shares”), Amendment No. 2, filed on February 10, 2017, relating to the reclassification (the “Reclassification”) of each Common Share into 0.5 Class A voting share, no par value (the “Class A Voting Shares”) and 0.5 Class B non-voting share, no par value (the “Class B Non-Voting Shares”), Amendment No. 3, filed on August 30, 2019, and Amendment No. 4, filed on March 26, 2020. This Amendment to Schedule 13D is being filed to report the appointment of a new director to fill a vacancy on the board of directors of the Issuer (the “Board”) who was nominated by the Reporting Persons pursuant to the Investor Rights Agreement (as defined in Item 6 of Amendment No. 1 to Schedule 13D).

Item 2 Identity and Background

Item 2 is hereby amended by amending and restating Annex A to read in its entirety as set forth in the Annex A attached to this amendment.

Item 4 Purpose of Transaction

Item 4 is hereby amended to read in its entirety as follows:

On November 10, 2015, DLI entered into a Share Purchase Agreement (the “Share Purchase Agreement”) by and among certain funds affiliated with MHR Fund Management LLC (“MHR Fund Management”) (such funds, the “Selling Shareholders”), Liberty Global Ventures Limited (formerly known as Liberty Global Incorporated Limited), a limited company organized under the laws of England and Wales (“Liberty”), and, solely for the limited purpose set forth in the Share Purchase Agreement, Liberty Global plc, a public limited company organized under the laws of England and Wales (“Liberty Parent”), and DCI, pursuant to which DLI agreed to purchase 5,000,000 Common Shares in the aggregate from the Selling Shareholders (collectively, the “Sales”). The Sales were consummated on November 12, 2015.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the Class A Voting Shares and Class B Non-Voting Shares described in this Schedule 13D for investment purposes and in anticipation of a long-term strategic partnership between the Reporting Persons and the Issuer. Pursuant to the terms of the Investor Rights Agreement entered into in connection with its acquisition of the Common Shares, DCI has the right to nominate a member of the Board. On December 15, 2021, Mr. Harry E. Sloan was appointed as a member of the Board as a designee of DCI pursuant to the Investor Rights Agreement to fill the vacancy on the Board following the resignation of DCI’s previous designee, Mr. David M. Zaslav. The description of the Investor Rights Agreement in Item 6 of Amendment No. 1 to Schedule 13D is incorporated herein by reference.

Consistent with the Reporting Persons’ investment purposes, subject to the terms of the Voting and Standstill Agreement (as defined in Item 6 of Amendment No. 1 to Schedule 13D), the Reporting Persons may engage in communications with, without limitation, management of the Issuer, one or more members of the Board or other relevant parties, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives, future plans of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the shares. The description of the Voting and Standstill Agreement in Item 6 of Amendment No. 1 to Schedule 13D is incorporated herein by reference.

Subject to the terms of the Voting and Standstill Agreement, depending on various factors, including but not limited to the Issuer’s business, prospects, financial position and strategic direction, actions taken by the Board, other investment opportunities available to the Reporting Persons, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take any actions with respect to their investment in the Issuer as they deem appropriate. The Reporting Persons intend to review their investment continually and evaluate on an ongoing basis various alternatives that are or may become available with respect to the Issuer and its securities. Subject to the terms of the Voting and Standstill Agreement, the Reporting Persons may from time to time acquire additional equity or debt securities or other instruments of the Issuer or dispose of such equity or debt securities or other instruments in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Subject to the terms of the Voting and Standstill Agreement, any such action may be taken or advocated by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties, and could include one or more purposes, plans or proposals that relate to or would result in any of the transactions, matters or effects enumerated in Items 4(a) through (j) of Schedule 13D. Any actions taken by the Reporting Persons shall at all times be consistent with their obligations under the Voting and Standstill Agreement.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5 Interest in Securities of the Issuer

Item 5 is hereby amended to read in its entirety as follows:

All references to percentage beneficial ownership in Item 1 and this Item 5 are calculated by reference only to the Class A Voting Shares and without reference to the Class B Non-Voting Shares. Reference to the Class B Non-Voting Shares in this Item 5 is made supplementally and for informational purposes only.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Amendment No. 5 to Schedule 13D that relate to the aggregate number and percentage of Class A Voting Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No. 5 to Schedule 13D that relate to the number of Class A Voting Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

DLI holds 2,500,000 Class A Voting Shares of the Issuer directly. Because DLI is an indirect wholly-owned subsidiary of DCI, DCI may be deemed to beneficially own the 2,500,000 Class A Voting Shares held directly by DLI, and share voting and investment power over such shares. 1

DLI is required to vote the Class A Voting Shares beneficially owned by it in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6 of Amendment No. 1 to Schedule 13D, which is incorporated herein by reference. DLI is also subject to restrictions on the sale of its Class A Voting Shares pursuant to the Investor Rights Agreement. See the description of the Investor Rights Agreement in Item 6 of Amendment No. 1 to Schedule 13D, which are incorporated herein by reference.

[1]

In addition, DLI holds 2,500,000 Class B Non-Voting Shares of the Issuer directly. Because DLI is an indirect wholly-owned subsidiary of DCI, DCI may be deemed to beneficially own the 2,500,000 Class B Non-Voting Shares held directly by DLI.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Selling Shareholders or their affiliates, including Mark H. Rachesky, M.D., John C. Malone, Liberty Parent or Liberty. As a result of the agreements described in Item 6 of the Schedule, the Reporting Persons may be deemed to beneficially own and share voting power over the Class A Voting Shares owned by the Selling Shareholders, Liberty and John C. Malone and certain of their affiliates.

Based on Amendment No. 27 to Schedule 13D, filed with the SEC on May 6, 2020, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Mark H. Rachesky, M.D., various funds affiliated with MHR Fund Management (including the Selling Shareholders) and Mark H. Rachesky, M.D. beneficially own an aggregate of 19,309,564 Class A Voting Shares of the Issuer (approximately 23.2% of the total number of Class A Voting Shares outstanding).

Based on Amendment No. 6 to Schedule 13D, filed with the SEC on September 18, 2020, by Liberty and Liberty Parent, Liberty directly owns an aggregate of 4,049,972 Class A Voting Shares of the Issuer. Liberty is a wholly owned subsidiary of Liberty Parent.

The beneficial ownership information set forth above also does not include any securities of the Issuer beneficially owned by Daniel Sanchez, a director of DCI. Based on information provided to the Reporting Persons, Mr. Sanchez beneficially owns 9,559 Class A Voting Shares and 9,855 Class B Voting Shares of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7 Material to be Filed as an Exhibit.

Item 7 is hereby amended by adding the following exhibits in appropriate numerical order.

Exhibit	Description

99.1.5	Joint Filing Agreement, dated as of December 17, 2021, by and between Discovery, Inc. and Discovery Lightning Investments Ltd.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 17, 2021

DISCOVERY, INC.

By:	/s/ Tara L. Smith
Name:Tara L. Smith
Title: Senior Vice President, Securities &
Executive Compensation and
Corporate Secretary

DISCOVERY LIGHTNING INVESTMENTS LTD.

By:	*
Name: Roanne Weekes
Title:Director

*	The undersigned, by signing her name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Ms. Weekes and filed herewith.

By:	/s/ Tara L. Smith
Name: Tara L. Smith
Title:Attorney-in-Fact

Annex A

Directors and Executive Officers of Discovery, Inc.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship
David M. Zaslav	230 Park Avenue South New York, New York 10003	Director, President and Chief Executive Officer	U.S.A.

Gunnar Wiedenfels	230 Park Avenue South New York, New York 10003	Senior Executive Vice President and Chief Financial Officer	German

Lori C. Locke	230 Park Avenue South New York, New York 10003	Executive Vice President and Chief Accounting Officer	U.S.A.

Jean-Briac Perrette	230 Park Avenue South New York, New York 10003	President and Chief Executive Officer, Discovery International	U.S.A./France

Adria Alpert Romm	230 Park Avenue South New York, New York 10003	Chief People and Culture Officer	U.S.A.

Bruce L. Campbell	230 Park Avenue South New York, New York 10003	Chief Development, Distribution and Legal Officer	U.S.A.

David C. Leavy	230 Park Avenue South New York, New York 10003	Chief Corporate Operating Officer	U.S.A.

Savalle C. Sims	230 Park Avenue South New York, New York 10003	Executive Vice President and General Counsel	U.S.A.

Robert R. Beck	230 Park Avenue South New York, New York 10003	Director; Independent Financial Consultant	U.S.A.

Robert R. Bennett	230 Park Avenue South New York, New York 10003	Director; Managing Director of Hilltop Investments, LLC	U.S.A.

Paul A. Gould	230 Park Avenue South New York, New York 10003	Director; Managing Director and Executive President of Allen & Company, LLC	U.S.A.

Robert L. Johnson	230 Park Avenue South New York, New York 10003	Director; Founder and Chairman of The RLJ Companies, LLC	U.S.A.

Kenneth W. Lowe	230 Park Avenue South New York, New York 10003	Director	U.S.A.

John C. Malone	230 Park Avenue South New York, New York 10003	Director; Chairman of Liberty Media Corporation, Liberty Global plc and Liberty Broadband Corp.	U.S.A.

Robert J. Miron	230 Park Avenue South New York, New York 10003	Director and Chairman	U.S.A.

Steven A. Miron	230 Park Avenue South New York, New York 10003	Director; CEO of Advance/Newhouse Partnership	U.S.A.

Daniel E. Sanchez	230 Park Avenue South New York, New York 10003	Director	U.S.A.

Susan M. Swain	230 Park Avenue South New York, New York 10003	Director; Co-CEO and President of C-SPAN	U.S.A.

J. David Wargo	230 Park Avenue South New York, New York 10003	Director; President of Wargo & Company, Inc.	U.S.A.

Directors and Executive Officers of Discovery Lightning Investments Ltd.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship
James T. Gibbons	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, Chief Financial Officer and Chief Operating Officer, DCI, Northern Europe	Canada

Roanne Weekes	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, DNI Controller	Australia

Mr. John C. Malone is also a director and chairman of the board of Liberty Parent and, based on Liberty Parent’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2021, Mr. Malone holds shares representing approximately 30.1% of the votes of Liberty Parent. Other than Mr. Sanchez (whose beneficial ownership is disclosed in Item 5), to the knowledge of DCI and DLI, none of the foregoing directors or executive officers of DCI or DLI beneficially own any Class A Voting Shares or Class B Non-Voting Shares. None of the directors or executive officers of DCI or DLI has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.